UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 333-132289

Embraer — Empresa Brasileira de Aeronáutica, S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Announces Pricing of Embraer Overseas Ltd US$500 million 6.375% Notes due 2020 Offering

São Paulo, Brazil — October 1, 2009 — Embraer—Empresa Brasileira de Aeronáutica S.A. (Embraer) (NYSE: ERJ; BOVESPA: EMBR3) today announced that Embraer Overseas Limited (Embraer Overseas), its wholly owned subsidiary, has priced an offering of US$500 million 6.375% notes due 2020. The notes will be unconditionally guaranteed by Embraer. The notes have been registered under the U.S. Securities Act of 1933 and are expected to be listed on the New York Stock Exchange (NYSE).

The notes will bear interest at a rate of 6.375% per annum payable semi-annually. The notes will mature in January 2020 and will be issued and sold at 99.081% of the principal amount.

Embraer will use the net proceeds from the offering for general corporate purposes, which may include the repayment of short-term debt.

The joint bookrunners for the offering are Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated.

Embraer and Embraer Overseas Ltd. have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of the notes. Before you invest, you should read the prospectus and related prospectus supplement and other documents Embraer and Embraer Overseas Ltd. have filed with the SEC for more complete information about the companies and the offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Copies of the prospectus and related prospectus supplement relating to the offering may also be obtained from Deutsche Bank Securities Inc. at 60 Wall Street, New York, New York, toll free at 1-800-503-4611 and Morgan Stanley & Co. Incorporated at 1585 Broadway, New York, New York, at 1-866-718-1649.

This press release is not an offer to sell, nor a solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

This press release may include declarations about Embraer’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Embraer cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the markets in which Embraer operates; (b) the global economy; (c) capital markets; (d) the aircraft production business and its dependence upon the global economy, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Embraer operates. To obtain further information on factors that may give rise to results different from those forecast by Embraer, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM) and with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2009

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Luiz Carlos Siqueira Aguiar
Chief Financial Officer